CERTIFICATE OF INCORPORATION
OF
SPORTSQUEST, INC.

FIRST: The name of this Corporation is SportsQuest, Inc.

SECOND: Its Registered Office in the State of Delaware is to be located at 2979 Barley Mill Road, in the City of Yorklyn, County of New Castle, 19736. The Registered Agent in charge thereof is The Incorporators Ltd.

THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The amount of the total authorized capital stock of this Corporation is $10,000.00 (TEN THOUSAND DOLLARS) divided into 100,000,000 (ONE HUNDRED MILLION) shares of stock at $.0001 per share, which shares shall consist of: a) 98,800,000 shares which are to be designated as common stock. b) 1,200,000 shares which are to be designated as Class A Preferred Stock. Said Class A Preferred Stock shall be entitled to a dividend preference of two (2) times that amount paid on common stock if, and when, a dividend is paid, and shall further receive a preference over common stock in the event of the Corporation’s liquidation. Class A Preferred shares shall be non-voting shares of stock and shall be convertible to common stock if, and when, all issued and outstanding shares in the Corporation are registered with the Securities and Exchange Commission.

FIFTH: The name and mailing address of the incorporator is as follows:

Patricia L. Ryan
Coffee Run Professional Centre
Lancaster Pike & Loveville Road
Hockessin, DE 19707

SIXTH: To the fullest extent permitted by Section 102(b)(7) of the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for the breach of his or her fiduciary duty as a director.